Filed Pursuant to Rule 424(b)(5)
Registration Number 333-214630

PROSPECTUS    SUPPLEMENT

(To Prospectus dated November 16, 2016)

6,000,000 Shares

Common Stock

This prospectus supplement relates to the shares of common stock of Bojangles’, Inc. being sold by the selling stockholders identified in this prospectus supplement. The selling stockholders are selling 6,000,000 shares of our common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Our shares trade on the Nasdaq Global Select Market, or Nasdaq, under the symbol “BOJA.” We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and are subject to reduced public company reporting requirements. On November 30, 2016, the last sale price of our shares as reported on the Nasdaq Global Select Market was $17.90 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-15 of this prospectus supplement, on page 2 of the accompanying prospectus and in the documents we incorporate by reference in this prospectus supplement.

	Per Share	Total
Public offering price	$17.25	$103,500,000
Underwriting discounts(1)	$.8625	$5,175,000
Proceeds, before expenses, to the selling stockholders	$16.3875	$98,325,000

(1)	See “Underwriting” beginning on page S-33 of this prospectus supplement for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to an additional 900,000 shares from the selling stockholders, at the public offering price, less underwriting discounts, for 30 days after the date of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on December 6, 2016.

BofA Merrill Lynch	Jefferies	Wells Fargo Securities

Barclays	Goldman, Sachs & Co.	Piper Jaffray

William Blair	KeyBanc Capital Markets	RBC Capital Markets

Cowen and Company	Fifth Third Securities

Prospectus Supplement dated November 30, 2016.

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document has two parts, a prospectus supplement and an accompanying prospectus dated November 16, 2016. This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, the selling stockholders named in a prospectus supplement may, over time, offer and sell our common stock in one or more offerings or resales.

The accompanying prospectus provides you with a general description of our common stock, which the selling stockholders may offer pursuant to this prospectus supplement. This prospectus supplement, which describes certain matters relating to us and the specific terms of this offering of shares of our common stock, adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein. Please carefully read this prospectus supplement, the accompanying prospectus and any applicable pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.” If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

We have not authorized anyone to give you any information or to make any representations about our common stock or any offers by the selling stockholders, other than those contained in this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by us. If you are given any information or representation about these matters that is not discussed in this prospectus supplement, the accompanying prospectus or any free writing prospectus, you must not rely on that information. This prospectus supplement and the accompanying prospectus is not an offer to sell anywhere or to anyone where or to whom the selling stockholders are not permitted to offer to sell securities under applicable law.

The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

You should not assume that the information incorporated by reference or provided in this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by us is accurate as of any date other than the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus supplement, unless the context otherwise requires, “we,” “us,” “our,” the “company” or “Bojangles’,” refers collectively to Bojangles’, Inc., a Delaware corporation, incorporated in 2011, the issuer of the common stock in this offering, and its subsidiaries.

We use a 52- or 53-week fiscal year ending on the last Sunday of each calendar year. Fiscal 2013, fiscal 2014 and fiscal 2015 ended on December 29, 2013, December 28, 2014, and December 27, 2015, respectively. In a 52-week fiscal year, each quarter includes 13 weeks of operations. Approximately every five or six years, a 53-week fiscal year occurs. Fiscal 2013, fiscal 2014 and fiscal 2015 were 52-week fiscal years. Fiscal 2016 is a 52-week fiscal year ending on December 25, 2016.

S-ii

NOTE REGARDING DATA AND FORECASTS

Certain data included in this prospectus supplement are based on our good faith estimates, which are derived from our knowledge of the industry and independent sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus supplement, the accompanying prospectus, our Annual Report on Form 10-K for the year ended December 27, 2015, our Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2016, and our Quarterly Report on Form 10-Q for the quarterly period ended September 25, 2016. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

TRADEMARKS AND COPYRIGHTS

“Bojangles’®,” “It’s Bo Time®,” “Bo-Smart®,” configuration of “Big Bo Box®,” “Chicken Supremes™,” “Bojangles’ Cajun Pintos®,” “Bojangles’ Dirty Rice®,” “Legendary Iced Tea®,” “Tailgate Everything®,” “Cajun Filet Biscuit®,” “Bo-Tato Rounds®,” “Bojangles’ Seasoned Fries™,” “Roasted Chicken Bites™” and other trademarks or service marks of Bojangles’ appearing in this prospectus supplement are the property of Bojangles’ or its subsidiaries. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this prospectus supplement are listed without their ©, ®, sm and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names, trademarks and service marks. This prospectus supplement contains additional trade names, trademarks, and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

The following summary does not contain all the information that may be important to purchasers of our common stock. You should carefully read the entire prospectus supplement, the accompanying prospectus and the financial statements, notes to financial statements and other information incorporated by reference in this prospectus supplement before making any investment decision.

It’s Bo Time!

Bojangles’ is a highly differentiated and growing restaurant operator and franchisor dedicated to serving customers high-quality, craveable food made from our Southern recipes. Since 1977, we believe Bojangles’ has become an iconic brand with a cult-like following due to our famous, made-from-scratch biscuits baked every 20 minutes, our fresh, never-frozen bone-in fried chicken, our unique fixin’s and our Legendary Iced Tea. We believe we offer fast-casual quality food combined with quick-service speed, convenience and value. While we serve our full menu of craveable food across all dayparts, we are especially known by customers for our breakfast offerings and generated, on average, over $650,000 in fiscal 2015 per company-operated restaurant before 11:00 a.m. In fiscal 2015, our 281 company-operated and 381 franchised restaurants, primarily located in the Southeastern United States, generated approximately $1.2 billion in system-wide sales, representing $462.1 million in company restaurant revenues and $690.9 million in franchise sales which contributed $26.1 million in franchise royalty and other franchise revenues. Over this same period, our restaurants generated a system-wide average unit volume of over $1.8 million, which we believe is among the highest in the quick-service restaurant and fast-casual segments. Our mission is to win the hearts of our customers by delivering quality and service all day, every day, and we believe our passionate team members and culture are fundamental to our success. The excitement for our brand and enthusiasm of our customers can be best summarized by our famous tagline…“It’s Bo Time!”

Since our founding in Charlotte, North Carolina in 1977, our core menu centered on “chicken ’n biscuits” has remained largely unchanged. We believe our variety of fresh, flavorful and Southern-inspired items appeals to a broad customer demographic across our five dayparts: breakfast, lunch, snack, dinner and after dinner. Bojangles’ is known for its breakfast menu, which is served all day, every day, and includes our top selling Cajun Filet Biscuit. We also offer hand-breaded, bone-in chicken marinated for at least 12 hours, Chicken Supremes, Homestyle Chicken Tenders, and sandwiches, as well as unique fixin’s including our Seasoned Fries, Bo-Tato Rounds, Bojangles’ Cajun Pintos and Dirty Rice. Our Bo-Smart menu features items such as salads, grilled chicken sandwiches, Roasted Chicken Bites and fat-free green beans. In addition to our individual menu items, we offer combos and family meals that appeal to large parties, as well as our Big Bo Box, which is perfect for tailgating events. Our food is complemented by our Legendary Iced Tea that is steeped the old-fashioned way, providing a rich flavor that our customers crave. Our high-quality, handcrafted food also represents a great value with an average check of only $6.97 for company-operated restaurants in fiscal 2015. We believe our distinct menu with fresh, made-from-scratch offerings combined with a compelling average check creates an attractive value proposition for our customers.

Our Industry

The U.S. restaurant industry is divided into two segments: full service and limited service. Full service is comprised of the casual dining, mid-scale and fine dining sub-segments. We operate within the limited service segment, or LSR, which is comprised of the quick-service restaurant, or QSR, and fast-casual sub-segments. QSRs are defined by Technomic, Inc. (a market research firm), or Technomic, as traditional “fast-food” restaurants with average check sizes of $3.00-$8.00. Fast-casual is defined by Technomic as a limited or self-service format with average check sizes of $8.00-$12.00 that offers food prepared to order within a generally more upscale and developed establishment. Our restaurants combine elements of both QSRs and fast-casual restaurants. Our restaurants’ convenient locations and format, drive-thru service and average check are attributes that we share with QSRs (rather than with the fast-casual segment generally), while the quality of our food, the freshness of our ingredients and our traditional cooking methods (as opposed to utilizing microwaves) are attributes that we generally share with fast-casual restaurants.

According to Technomic, 2015 sales for the total LSR category increased 5.2% from 2014 to $255 billion. We offer fast-casual quality food combined with quick-service speed, convenience and value across multiple dayparts. According to Technomic, sales for the total QSR segment grew 4.1% from 2014 to $212 billion in 2015, and are projected to grow to $254 billion by 2019, representing a compounded annual growth rate, or CAGR, of 4.6%. Total sales in the fast-casual segment grew 11.3% from 2014 to $43 billion in 2015, and are projected to grow to $64 billion by 2019, representing a CAGR of 10.2%. We believe our differentiated, high-quality menu, including our extensive breakfast offerings that deliver great value all day, every day, positions us to compete successfully against both QSR and fast-casual concepts, providing us with a large addressable market.

We believe that we are well-positioned to benefit from a number of culinary and demographic trends in the United States:

Growing Breakfast Daypart: According to The NPD Group/CREST®, total morning meal dollars grew from $56 billion for the year ended September 2010 to $75 billion for the year ended September 2016, representing a CAGR of 5.1%. Several factors are driving growth in the breakfast daypart, including more extensive menu offerings and consumers’ desire for value, portability and convenience. Consumers’ breakfast eating habits tend to be more habitual than other meals because breakfast is part of many consumers’ morning routines.

Increasing Chicken Category: In 2015, the chicken menu category for LSRs grew 8.2% from 2014, outpacing the broader LSR category, according to Technomic.

Population Growth in Our Markets: Since 2000, population growth in our key markets has exceeded the U.S. national average. According to the U.S. Census Bureau, growth in the Georgia, North Carolina, South Carolina, Virginia and Tennessee populations from 2000 to 2015 was on average 20.8%, as compared to 13.9% population growth in the U.S. over that same period.

The “Bo Difference”

We believe the following strengths differentiate us and serve as the foundation for our continued growth:

Iconic Brand with Loyal, Cult-Like Following. Since opening our first restaurant in North Carolina in 1977, we believe we have become an iconic brand with a cult-like following by consistently delivering differentiated, craveable food. We believe our “Bo Fanatics,” which is our term for our most loyal customers, visit us multiple times per week and promote our brand through word of mouth and engagement on social media. We support our brand through high profile sponsorships of sporting events and venues, such as the Bojangles’ Southern 500, as well as endorsements from celebrities who are fans of Bojangles’. We believe our iconic brand and cult-like following have driven our 26 consecutive quarters of system-wide comparable restaurant sales growth and support our ability to grow our restaurant base in existing and new markets.

High-Quality, Craveable Food. We are committed to maintaining the integrity of our traditional, Southern food. We believe our customers crave the unique flavor of our food and the variety of our menu, which includes our signature breakfast biscuits, bone-in fried chicken, Chicken Supremes, Homestyle Chicken Tenders, sandwiches, unique fixin’s, and our Bo-Smart menu. We use high-quality ingredients prepared the old-fashioned way and do not have microwaves in our restaurants. As an example of our commitment to quality, all of our specially trained biscuit makers follow 48 steps in preparing our made-from-scratch, buttermilk biscuits, which are baked fresh every 20 minutes. We prepare eggs, sausage and cured country ham on the griddle for our breakfast menu served all day. For our unique fixin’s, we prepare our famous Dirty Rice and Bojangles’ Cajun Pintos on the stove-top, and our Seasoned Fries are made with our special blend of seasonings. Finally, we steep our Legendary Iced Tea to ensure a rich brewed flavor that our customers crave. This commitment to offering high-quality food with unique flavor that we believe customers cannot find at other restaurants has earned us deep customer loyalty and a high frequency of visits.

Diversified Daypart Mix. We have a diversified daypart mix that supports average unit volume, or AUVs, that are among the highest in the QSR and fast-casual segments:

Our Famous Breakfast: While many of our competitors do not offer breakfast, in fiscal 2015, we generated 38% of our company restaurant revenues before 11:00 a.m., or an average of over $650,000 annually per company-operated restaurant. Our strong breakfast results make us a leader in an attractive daypart in the industry. Furthermore, we believe breakfast has broad customer appeal and is the most habitual daypart, which drives repeat business and customer loyalty.

Our Craveable Menu for Lunch, Snack, Dinner and After Dinner: In fiscal 2015, we generated 62% of our company restaurant revenues from 11:00 a.m. to closing, which is typically 10:00 p.m. or 11:00 p.m. We believe Bojangles’ menu, focused on high-quality, craveable items, is distinct in the LSR industry and provides an attractive value proposition for lunch, snack, dinner and after dinner. Our Big Bo Box, family and tailgate meals cater to group occasions and drive sales during these dayparts. Additionally, our customers can order our famous breakfast items all day, which we believe differentiates us from our peers and delivers great value at all hours.

Unique Value Proposition: Fast-Casual Quality Food with QSR Speed, Convenience and Value. Everything we do is driven by our intense focus on delivering a compelling value proposition to our customers. We believe that our concept combines elements of both fast-casual restaurants (quality and food preparation) and QSR (speed, convenience and value). Our value proposition is a key element of our long track record of delivering strong comparable restaurant sales and successful market expansion:

High-Quality Ingredients: We cook our food using high-quality ingredients. For example, our menu features our famous biscuits, which are made from fresh buttermilk, and our bone-in fried chicken, which is fresh and never-frozen. Our menu also includes items such as our Country Ham Biscuit made from traditionally dry-cured country ham and our Sausage Biscuit made from high-quality sausage with a blend of seasonings prepared especially for Bojangles’. Our Legendary Iced Tea is steeped the old-fashioned way and is never made from concentrates or poured from bottles or cans.

Traditional Food Preparation: We prepare our food the old-fashioned way, and never in a microwave. Our restaurant kitchens are specifically designed for our employees to prepare our food in a traditional manner; for example, our bone-in chicken is hand-breaded and is marinated for at least 12 hours. Many of our menu items are made-from-scratch and are cooked in the oven, on the griddle or on the stove-top.

Compelling Speed and Convenience: We locate our restaurants in places that are easily accessible and convenient to customers’ homes, places of work and daily commutes. We also strive to deliver our food quickly to our customers, whether in our restaurants or through our drive-thru. We believe our customers appreciate our speed and convenience, as evidenced by 80% of our company restaurant revenues in fiscal 2015 generated via drive-thru and carry-out.

Attractive Price Point: Our average check was $6.97 for company-operated restaurants in fiscal 2015. We believe this average check is lower than any fast-casual and most QSR restaurant concepts.

Compelling Hybrid System that Provides Capital Efficient Growth. Our hybrid system captures the earnings power of a company-operated model with strong economics and the capital efficiency of a franchised model. As of December 27, 2015, 42% of our restaurant base was company-operated and 58% was franchised.

Company-Operated: As of December 27, 2015 we had 281 company-operated restaurants, which generated $462.1 million in revenues in fiscal 2015. With approximately 42% of the restaurant base operated by the company, we are aligned with our franchisees and take a leadership role in executing brand and operational initiatives. Our company-operated restaurants have achieved strong performance, thereby illustrating to franchisees the potential of our brand and generating significant credibility within our franchise base.

Franchised: As of December 27, 2015, our franchisees operated 381 restaurants, which generated royalties and franchise fees totaling $26.1 million in fiscal 2015. We believe royalties and fees generated from our franchise base provide us with significant, predictable cash flow to invest in executing our strategies. Our approximately 90 franchise entities are important partners in our system-wide growth as they allow us to expand the Bojangles’ brand in new and existing markets in a capital efficient manner.

Highly Productive Restaurant Base with Strong Unit Economics. We believe our differentiated customer value proposition generates strong restaurant-level financials and attractive returns on investment. For fiscal 2015, our system-wide AUV was over $1.8 million, which we believe is among the highest in the QSR and fast-casual segments. Our new company-operated restaurant model targets strong cash flows and compelling cash-on-cash returns. Unlike some other restaurant concepts, we primarily utilize build-to-suit developments and equipment financing leases for our new company-operated restaurants, which requires modest upfront investment for construction and equipment costs. Given our build-to-suit strategy that minimizes our upfront cash investment, our company-operated restaurant model delivers, on average a less than one year payback on cash investment. On average, we have exceeded this target for our new company-operated restaurants over the past four fiscal years. We believe that our strong productivity, attractive restaurant-level financials and low cash investment provide a platform for continued profitable company growth and compelling returns on our new restaurants.

Strong Management Team Driving Culture Based on People. We have a highly experienced management team with approximately 367 years of cumulative experience in the restaurant industry, as of the date hereof. Our leadership team is committed to instilling our strong culture, which is based on trust, servant leadership and total commitment in all that we do. Our values of hard work, teamwork, harmony, listening and respect underlie everything that we do, both in our interactions with each other and with customers. We view our restaurant-level employees as the true heroes of our business, working daily to deliver our high-quality food with a strong sense of pride in our brand. We believe our strong management team and commitment to a culture based on people and integrity are key drivers of our success as a differentiated restaurant concept and position us well for long-term growth.

Spreading the “Bo-Buzz”

We plan to pursue the following strategies to continue to grow our revenues and profits:

Continue to Open New Company-Operated and Franchised Restaurants. We believe we are in the early stages of our growth story. We have expanded our system-wide restaurant count from 508 restaurants as of the end of fiscal 2011 to 662 restaurants as of the end of fiscal 2015, representing a CAGR of 6.8%. In fiscal 2016, we expect to increase our restaurant count by 26 to 27 additional company-operated restaurants and 24 to 26 additional franchised restaurants. During the thirty-nine weeks ended September 25, 2016, we opened 20 company-operated restaurants and 17 franchised restaurants. Over the long-term, we plan to continue growing the number of Bojangles’ system-wide restaurants by approximately 7% to 8% annually, while maintaining a similar proportion of company-operated and franchised units. Given the strength of our brand, existing restaurant base and new unit economics, we believe we can continue opening restaurants in our core North Carolina and South Carolina markets. Additionally, given the performance of our more than 265 company-operated and franchised restaurants as of September 25, 2016 in adjacent markets, we believe there is a significant opportunity to continue to grow in our existing footprint. Based on our experience and research conducted for us by Buxton, we believe the total restaurant potential in our current footprint of eleven states is more than 1,400 locations, and across the United States we believe the total restaurant potential is more than 3,500 locations.

Recently, we unveiled our new restaurant design, which we believe will enhance our brand and unit growth opportunity. During the third fiscal quarter of 2016, we broke ground on our first “Bojangles’ of the Future” location in Greenville, South Carolina. Our “Bojangles’ of the Future” project included a complete review of the interior and exterior design of our restaurants, as well as what elements could potentially be incorporated into future restaurant remodels. Our new restaurant design features a distinctive, contemporary exterior that combines sophisticated materials like brick, tile and steel canopies. Soft lighting and landscaped planters alongside the building and in the drive-thru lane give the restaurant a warm, welcoming feel. The new restaurant interior will center on the star of the Bojangles’ menu—our made-from-scratch biscuits. Upon entering the restaurant and proceeding to the counter, guests will be able to view our new “Biscuit Theater” where they can watch biscuits being made fresh every 20 minutes by a Bojangles’ Master Biscuit Maker. The dining room will also get a refresh with Wi-Fi, multi-device charging stations, unique high-top community tables and a variety of seating options to accommodate different sized groups. We believe our “Kitchen of the Future” redesign will support greater efficiency, better throughput and increased transactions.

Drive Comparable Restaurant Sales. We have generated 26 consecutive quarters of system-wide comparable restaurant sales growth through the third fiscal quarter ended September 25, 2016. We plan to continue delivering comparable restaurant sales growth through the following strategies:

Attract New Customers Through Expanded Brand Awareness: We expect to attract new customers as Bojangles’ becomes more widely known due to new restaurant openings and marketing efforts focused on broadening the reach and appeal of our brand. We expect consumers will become more familiar with Bojangles’ as we continue to penetrate our markets, which we believe will benefit our existing restaurant base. Our marketing strategy centers on our “It’s Bo Time” campaign, which highlights the craveability and made-from-scratch quality of our food. We also utilize social media community engagement and public relations to increase the reach of our brand. Additionally, our system will benefit from increased contributions to our marketing and various co-op advertising funds as we continue to grow our restaurant base.

Increase Existing Customer Frequency: We are striving to increase customer frequency by providing “Bo-Size Service,” a service experience and environment that “compliments” the quality of our food and models our culture. We expect to accomplish this by enhancing customer engagement, while also improving throughput, order execution and quality. In early fiscal 2014, we began implementing a customer experience measurement system, which provides us with real-time feedback and customers’ insights to enhance our service experience. Recently, we also announced that we will be strategically adding labor initiatives, such as table service and more full-time versus part-time team members, where we believe it will significantly enhance the customer service experience over time. We believe that always striving for excellent customer service will create an experience and environment that will support increased existing customer visits.

Continue to Grow Dayparts: We believe we have an opportunity to complement our strong breakfast daypart with our lunch, snack, dinner and after dinner dayparts. We expect to drive growth across these dayparts through optimized labor and management allocation, enhanced menu offerings, innovative merchandising and marketing campaigns, such as our Big Bo Box packaging and Tailgate Everything campaign, which have successfully driven growth in our post-breakfast dayparts over time. We plan to continue introducing and marketing limited time offers to increase occasions across our dayparts as well as to educate customers on our lunch and dinner offerings.

Leverage Technology. We are investing in new technology, such as our new point-of-sale system, XPIENT, which will allow us to enhance efficiency and throughput in our restaurants. Currently, XPIENT has been installed in all of our company-operated restaurants. Additionally, we are working on several other key initiatives, including mobile payment, online ordering and a customer loyalty program, which we believe will improve our customer experience, capture large group ordering and increase transactions.

Continue to Enhance Profitability. We focus on expanding our profitability over the long-term while also investing in personnel, technology and infrastructure to support our future growth. We will seek to further enhance our long-term margins by maintaining fiscal discipline and leveraging fixed costs. We constantly focus on restaurant-level operations, including cost controls, while ensuring that we do not sacrifice the quality and service for which we are known. Additionally, as our restaurant base grows, we believe we will be able to leverage support costs over the long-term as general and administrative expenses grow at a slower rate than our revenues.

Corporate and Other Information

We opened our first store in Charlotte, North Carolina in 1977 and have since expanded our system-wide restaurants to 699 across 11 states, the District of Columbia and Roatan Island, Honduras as of September 25, 2016.

Our principal executive offices are located at 9432 Southern Pine Boulevard, Charlotte, NC 28273 and our telephone number is (704) 527-2675. Our internet website address is www.bojangles.com. Information on, or accessible through, our website is not incorporated by reference in this prospectus supplement, and you should not consider that information to be part of this prospectus supplement.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, or the JOBS Act. We could remain an “emerging growth company” until December 27, 2020 or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, or the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in non-convertible debt securities in the preceding three-year period.

THE OFFERING

Common stock offered by the selling stockholders	6,000,000 shares (6,900,000 shares if the underwriters’ option to purchase additional shares is exercised in full).

Common stock outstanding after this offering	36,547,434 shares (includes 69,294 shares issued upon the exercise of options in connection with this offering on November 29, 2016).

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to 900,000 additional shares from the selling stockholders at the public offering price less underwriting discounts and commissions.

Use of proceeds	The selling stockholders will receive all of the proceeds, after deducting underwriting discounts, from this offering. We will not receive any proceeds from this offering.

Principal Stockholder	Upon closing of this offering, Advent International Corporation and its affiliates, or Advent, will continue to beneficially own a controlling interest in us. We will continue to avail ourselves of the controlled company exemption under the corporate governance rules of Nasdaq.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” beginning on page S-15 in this prospectus supplement, on page 2 in the accompanying prospectus and in the documents incorporated by reference herein, including our Annual Report on Form 10-K for the year ended December 27, 2015, our Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2016, and our Quarterly Report on Form 10-Q for the quarterly period ended September 25, 2016, before investing in our common stock.

Dividend policy	We do not plan to pay a regular dividend on our common stock. The declaration and payment of all future dividends, if any, will be at the discretion of our board of directors, and will depend upon our financial condition, earnings, contractual conditions, including legal requirements and restrictions imposed by our credit agreement or applicable laws and other factors that our board may deem relevant.

Nasdaq Global Select Market symbol	“BOJA.”

Except as otherwise indicated, all information in this prospectus supplement assumes (all as of November 21, 2016):

•	36,478,140 outstanding shares of our common stock;

•	stock options issued under the Bojangles’, Inc. Amended and Restated 2011 Equity Incentive Plan, or the 2011 Plan, to purchase an aggregate of 3,836,567 shares of our common stock with a weighted average exercise price of $4.55 per share;

•	84,620 shares of common stock issuable upon the vesting of restricted stock units issued under the 2011 Plan; and

•	4,004,509 additional shares of common stock reserved and available for future grants under the 2011 Plan.

As of September 25, 2016, there were outstanding:

•	36,373,721 shares of our common stock;

•	stock options issued under the 2011 Plan to purchase an aggregate of 3,940,986 shares of our common stock with a weighted average exercise price of $4.48 per share;

•	84,620 shares of common stock issuable upon the vesting of restricted stock units issued under the 2011 Plan; and

•	4,004,509 additional shares of common stock reserved and available for future grants under the 2011 Plan.

Unless otherwise indicated, this prospectus supplement reflects and assumes no exercise by the underwriters of the option to purchase additional shares from the selling stockholders.

SUMMARY HISTORICAL CONSOLIDATED AND OTHER FINANCIAL DATA

The following table contains summary historical consolidated and other financial data. The summary historical consolidated and other financial data for the fiscal years ended December 29, 2013, December 28, 2014 and December 27, 2015 are derived from our audited consolidated financial statements incorporated by reference into this prospectus supplement. We have derived the summary historical consolidated and other financial data as of September 25, 2016 and for the thirty-nine weeks ended September 27, 2015 and September 25, 2016 from our unaudited consolidated financial statements incorporated by reference into this prospectus supplement. The information below is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 27, 2015 and our Quarterly Report on Form 10-Q for the quarterly period ended September 25, 2016 and our audited and unaudited consolidated financial statements and the related notes incorporated by reference into this prospectus supplement.

	Fiscal Year Ended(1)			Thirty-Nine Weeks Ended
	December 29, 2013	December 28, 2014	December 27, 2015	September 27, 2015	September 25, 2016
	(In thousands, except per share data, percentages and number of restaurants)
Statement of Operations Data:
Revenues:
Company restaurants revenues	$353,592	$406,788	$462,138	$339,914	$372,446
Franchise royalty revenues	20,572	22,746	25,104	18,740	19,532
Other franchise revenues	998	938	960	768	470

Total revenues	375,162	430,472	488,202	359,422	392,448

Company restaurant operating expenses:
Food and supplies costs	118,563	133,191	150,563	110,508	116,872
Restaurant labor costs	99,378	112,506	126,380	94,075	102,976
Operating costs	75,160	88,476	100,916	74,120	83,645
Depreciation and amortization	9,011	9,713	11,456	8,378	9,432

Total company restaurant operating expenses	302,112	343,886	389,315	287,081	312,925

Operating income before other operating expenses	73,050	86,586	98,887	72,341	79,523

Other operating expenses:
General and administrative	27,478	32,107	42,844	32,694	28,189
Depreciation and amortization	2,177	2,372	2,809	2,075	2,178
Impairment	653	484	1,210	208	981
(Gain) loss on disposal of property and equipment	(579)	60	336	232	(51)

Total other operating expenses	29,729	35,023	47,199	35,209	31,297

Operating income	43,321	51,563	51,688	37,132	48,226
Amortization of deferred debt issuance costs	(681)	(733)	(821)	(622)	(567)
Interest income	3	2	7	6	4
Interest expense	(8,401)	(9,123)	(8,314)	(6,394)	(5,782)

Income before income taxes	34,242	41,709	42,560	30,122	41,881
Income taxes	9,915	15,589	16,034	11,440	13,987

Net income	$24,327	$26,120	$26,526	$18,682	$27,894

	Fiscal Year Ended(1)			Thirty-Nine Weeks Ended
	December 29, 2013	December 28, 2014	December 27, 2015	September 27, 2015	September 25, 2016
	(In thousands, except per share data, percentages and number of restaurants)
Net income per share(2)
Basic	$—	$—	$1.15	$0.99	$0.77
Diluted	$0.66	$0.70	$0.71	$0.50	$0.74
Weighted average number of shares used in computing net income per share(2)
Basic	—	—	23,118	18,830	36,195
Diluted	36,949	37,429	37,464	37,471	37,561

Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	$37,930	$41,643	$45,526	$33,088	$42,781
Net cash used in investing activities	(8,619)	(10,669)	(12,186)	(8,741)	(6,001)
Net cash used in financing activities	(29,461)	(26,229)	(32,278)	(22,498)	(31,564)

Other Supplemental Metrics:
Number of restaurants
Company-operated	225	254	281	274	301
Franchised	352	368	381	383	398
System-wide	577	622	662	657	699
Comparable restaurant sales growth(3)
Company-operated	4.5%	4.0%	3.6%	4.7%	1.1%
Franchised	1.4%	5.0%	4.4%	5.8%	0.9%
System-wide	2.5%	4.6%	4.1%	5.4%	1.0%
System-wide average unit volumes	$1,728	$1,774	$1,839
Restaurant contribution(4)	$60,491	$72,615	$84,279	$61,211	$68,953
as a percentage of company restaurant revenues(4)	17.1%	17.9%	18.2%	18.0%	18.5%
EBITDA(5)	$54,509	$63,648	$65,953	$47,585	$59,836
Adjusted EBITDA(5)	$60,458	$68,885	$79,265	$57,952	$64,318
as a percentage of total revenues	16.1%	16.0%	16.2%	16.1%	16.4%
Cash capital expenditures(6)	$9,431	$7,495	$12,047	$8,591	$5,950

As of September 25, 2016
(In thousands)
Balance Sheet Data—Consolidated (at period end):
Cash and cash equivalents	$19,479
Property and equipment, net	51,907
Total assets	563,252
Total debt(7)	197,040
Total stockholders’ equity	198,120

(1)	We use a 52- or 53-week fiscal year ending on the last Sunday of each calendar year. Fiscal 2013, fiscal 2014 and fiscal 2015 ended on December 29, 2013, December 28, 2014, and December 27, 2015, respectively. Fiscal year 2016 will end on December 25, 2016. In a 52-week fiscal year, each quarter includes 13 weeks of operations. Approximately every five or six years, a 53-week fiscal year occurs. Fiscal 2013, fiscal 2014 and fiscal 2015 were 52-week fiscal years. Fiscal year 2016 will consist of 52 weeks.
(2)

On May 13, 2015, we completed an initial public offering of 8,912,500 shares of common stock, or the IPO, including 1,162,500 shares sold to the underwriters pursuant to their option to purchase additional shares. We have not presented basic net income per share for the fiscal years ended December 28, 2014 and December 29, 2013 because our historical capital structure makes the presentation of net income per share not meaningful as we did not have any shares of common stock outstanding prior to our IPO.
(3)	Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. A new restaurant enters our comparable restaurant base the first full day of the month after being open for 15 months using a mid-month convention. System-wide comparable restaurant sales include restaurant sales at all comparable company-operated restaurants and at all comparable franchised restaurants, as reported by franchisees. While we do not record franchised restaurant sales as revenues, our royalty revenues are calculated based on a percentage of franchised restaurant sales.
(4)	Restaurant contribution and restaurant contribution margin are neither required by, nor presented in accordance with, United States generally accepted accounting principles, or GAAP. Restaurant contribution is defined as company restaurant revenues less food and supplies costs, restaurant labor costs, and operating costs. We expect restaurant contribution to increase based on company-operated restaurants we open and our comparable restaurant sales growth. Restaurant contribution margin is defined as restaurant contribution as a percentage of company restaurant revenues. Fluctuations in restaurant contribution and restaurant contribution margin can be attributed to company comparable restaurant sales, sales volumes of newly opened company restaurants, and changes in company food and supplies costs, restaurant labor costs and operating costs.

Restaurant contribution and restaurant contribution margin are supplemental measures of operating performance of our company-operated restaurants and our calculations thereof may not be comparable to those reported by other companies. Restaurant contribution and restaurant contribution margin have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP. We believe that restaurant contribution and restaurant contribution margin are important tools for investors as they are widely-used metrics within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. We use restaurant contribution and restaurant contribution margin as key metrics to evaluate profitability and performance of our restaurants across periods and to evaluate our restaurant financial performance compared to our competitors.

A reconciliation of restaurant contribution to company restaurant revenues, which we believe is the most directly comparable GAAP measure on our consolidated statements of operations and comprehensive income, is provided below:

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	December 29, 2013	December 28, 2014	December 27, 2015	September 27, 2015	September 25, 2016
	(Dollar amounts in thousands)
Company restaurant revenues	$353,592	$406,788	$462,138	$339,914	$372,446
Food and supplies costs(a)	(118,563)	(133,191)	(150,563)	(110,508)	(116,872)
Restaurant labor costs	(99,378)	(112,506)	(126,380)	(94,075)	(102,976)
Operating costs	(75,160)	(88,476)	(100,916)	(74,120)	(83,645)

Restaurant contribution	$60,491	$72,615	$84,279	$61,211	$68,953

Restaurant contribution margin	17.1%	17.9%	18.2%	18.0%	18.5%

(a)	Fiscal 2014 includes a one-time reduction in food and supplies cost of approximately $1.5 million resulting from the termination of a vendor contract.
(5)	EBITDA represents company net income before interest expense (net of interest income), provision for income taxes and depreciation and amortization. Adjusted EBITDA represents company net income before interest expense (net of interest income), provision for income taxes, depreciation and amortization, items that we do not consider representative of our ongoing operating performance and certain non-cash items, as identified in the reconciliation table below.

EBITDA and Adjusted EBITDA as presented in this prospectus supplement are supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity. In addition, in evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we will incur expenses or charges such as those added back to calculate EBITDA and Adjusted EBITDA. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are (i) they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments, (ii) they do not reflect changes in, or cash requirements for, our working capital needs, (iii) they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements, (v) they do not adjust for all non-cash income or expense items that are reflected in our statements of cash flows, (vi) they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, and (vii) other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from such non-GAAP financial measures. We further compensate for the limitations in our use of non-GAAP financial measures by presenting comparable GAAP measures more prominently.

We believe EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary significantly among similar companies. These potential differences may be caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present EBITDA and Adjusted EBITDA because (i) we believe these measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry, (ii) we believe investors will find these measures useful in assessing our ability to service or incur indebtedness, and (iii) we use EBITDA and Adjusted EBITDA internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors.

The following table sets forth reconciliations of net income to EBITDA and Adjusted EBITDA:

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	December 29, 2013	December 28, 2014	December 27, 2015	September 27, 2015	September 25, 2016
	(In thousands)
Net income	$24,327	$26,120	$26,526	$18,682	$27,894
Income taxes	9,915	15,589	16,034	11,440	13,987
Interest expense, net	8,398	9,121	8,307	6,388	5,778
Depreciation and amortization(a)	11,869	12,818	15,086	11,075	12,177

EBITDA	54,509	63,648	65,953	47,585	59,836
Non-cash rent(b)	1,336	1,513	1,642	1,168	1,185
Stock-based compensation(c)	838	1,420	1,963	1,711	953
Payroll taxes associated with stock option exercises(d)	—	—	28	17	79
Preopening expenses(e)	1,112	1,358	1,540	1,064	942
Sponsor and board member fees and other expenses(f)	1,071	1,059	166	166	—
Certain professional, transaction and other costs(g)	159	805	5,254	5,041	66
Distributor transition costs(h)	—	—	594	217	81
Executive separation expenses(i)	—	—	533	507	197
Impairment and dispositions(j)	886	557	1,592	476	979
One-time franchise equipment expenses(k)	547	—	—	—	—
Gain from termination of a vendor contract(l)	—	(1,475)	—	—	—

Adjusted EBITDA	$60,458	$68,885	$79,265	$57,952	$64,318

(a)	Includes amortization of deferred debt issuance costs.
(b)	Includes deferred rent, which represents the extent to which our rent expense has been above or below our cash rent payments, amortization of favorable (unfavorable) leases and closed store reserves for rent net of cash payments. We expect to continue to incur similar expenses in future periods as we record rent expense in accordance with GAAP, as well as continue to amortize favorable (unfavorable) leases and record closed store reserves.
(c)	Represents non-cash, stock-based compensation. We expect to incur similar expenses in future periods as we record stock-based compensation related to existing grants (and any potential future grants) in accordance with GAAP, including in connection with this offering. See “Selling Stockholders.”
(d)	Represents payroll taxes associated with stock option exercises related to stock options that were outstanding prior to our IPO. We expect to incur similar expenses in future periods when our directors or employees exercise stock options that were outstanding prior to our IPO.
(e)	Includes expenses directly associated with the opening of company-operated restaurants and incurred prior to the opening of a company-operated restaurant. We expect to continue to incur similar expenses as we open company-operated restaurants.
(f)	Includes reimbursement of expenses to our sponsor prior to our IPO and compensation and expense reimbursement to members of our board prior to our IPO.
(g)	Includes costs associated with third-party consultants for one-time projects, public offering expenses and certain professional fees and transaction costs related to financing transactions. We could incur similar expenses in future periods if we commence additional public offerings, financing transactions or other one-time projects.

(h)	Includes expenses incurred in connection with the transition to our new distributor.
(i)	Represents severance and legal fees associated with a former executive’s departure from the Company. Subsequent to September 25, 2016, we finalized the separation agreement with this former executive and incurred approximately $0.1 million of additional legal fees and other related expenses during the thirteen weeks ending December 25, 2016.
(j)	Includes loss (gain) on disposal of property and equipment, impairment and cash proceeds on disposals from disposition of property and equipment. We could continue to record impairment expense in future periods if performance of company-operated restaurants is not sufficient to recover the carrying amount of the related long-lived assets. We expect to incur future losses (gains) and to receive cash proceeds on disposal of property and equipment associated with retirement, replacement or write-off of fixed assets.
(k)	Includes the cost of the purchase of equipment for franchisees in connection with a one-time initiative which was completed in fiscal 2013.
(l)	Represents the elimination of a gain from the termination of a contract with a beverage vendor in fiscal 2014.
(6)	Cash capital expenditures represents cash for purchases of property and equipment.
(7)	Total debt consists of borrowings under our credit facility and capital lease obligations less deferred debt issuance costs, net. See the financial statements contained in our Quarterly Report on Form 10-Q for the quarterly period ended September 25, 2016 incorporated by reference into this prospectus supplement, which include all liabilities.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before investing in our common stock, you should carefully consider each of the following risk factors, as well as the specific risks described under the caption “Risk Factors” in any of our filings with the SEC pursuant to Sections 13(a), 14 or 15(d) of the Exchange Act, including, without limitation, our Annual Report on Form 10-K for the year ended December 27, 2015, filed with the SEC on March 11, 2016, our Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2016, filed with the SEC on August 8, 2016, and our Quarterly Report on Form 10-Q for the quarterly period ended September 25, 2016, filed with the SEC on November 4, 2016, each of which are on file with the SEC and incorporated by reference into this prospectus supplement. The occurrence of any of these risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to this Offering and Ownership of our Common Stock

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.

Following the closing of this offering, Advent will indirectly beneficially own approximately 53.9% of our outstanding common stock, or 51.5% if the underwriters’ option to purchase additional shares is fully exercised. As a result, Advent will indirectly beneficially own shares sufficient for majority votes over all matters requiring stockholder votes, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; amendments to our certificate of incorporation or our bylaws; and our winding up and dissolution.

This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders. The interests of Advent may not always coincide with our interests or the interests of our other stockholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of us. Also, Advent may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. As a result, the market price of our common stock could decline or stockholders might not receive a premium over the then-current market price of our common stock upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders.

The interests of Advent may conflict with ours or yours in the future.

Advent engages in a range of investing activities, including investments in restaurants and other consumer-related companies in particular. In the ordinary course of its business activities, Advent may engage in activities where its interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation contains provisions renouncing any interest or expectancy held by our directors affiliated with Advent in certain corporate opportunities. Accordingly, the interests of Advent may supersede ours, causing them or their affiliates to compete against us or to pursue opportunities instead of us, for which we have no recourse. Such actions on the part of Advent and inaction on our part could have a material adverse effect on our business, financial condition and results of operations. In addition, Advent may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment in us, even though such transactions might involve risks to you, such as debt financed acquisitions.

As a controlled company, we are not subject to all of the corporate governance rules of Nasdaq.

We are considered a “controlled company” under the rules of Nasdaq. Controlled companies are exempt from Nasdaq corporate governance rules requiring that listed companies have (i) a majority of the board of directors consist of “independent” directors under the listing standards of Nasdaq, (ii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting Nasdaq requirements and (iii) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of Nasdaq. As a result of relying on certain of these exceptions, our nominating and corporate governance committee does not consist entirely of independent directors. While we have chosen not to rely on certain of the exceptions, we may in the future choose to rely on such exceptions as long as we continue to be a controlled company. Accordingly, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Bojangles’, Inc. is a holding company with no operations and relies on its operating subsidiaries to provide it with funds necessary to meet its financial obligations and to pay dividends.

Bojangles’, Inc. is a holding company with no material direct operations. Bojangles’, Inc.’s principal assets are the equity interests it directly or indirectly holds in its operating subsidiaries which own our operating assets. As a result, Bojangles’, Inc. is dependent on loans, dividends and other payments from its operating subsidiaries to generate the funds necessary to meet its financial obligations and to pay dividends on its common stock. Its subsidiaries are legally distinct from Bojangles’, Inc. and may be prohibited or restricted from paying dividends, including the restrictions contained in our term loan and revolving credit facility, or otherwise making funds available to us under certain conditions. Although Bojangles’, Inc. does not expect to pay dividends on its common stock for the foreseeable future, if it is unable to obtain funds from its subsidiaries, it may be unable to, or its board may exercise its discretion not to, pay dividends.

New restaurants, once opened, and remodels of existing restaurants, once implemented, may not be profitable or may close, and the increases in average restaurant revenues and comparable restaurant sales that we have experienced in the past may not be indicative of future results.

Some of our restaurants open with an initial start-up period of higher than normal sales volumes, which subsequently decrease to stabilized levels. In new markets, the length of time before average sales for new restaurants stabilize is less predictable and can be longer as a result of our limited knowledge of these markets and consumers’ limited awareness of our brand. In addition, our average restaurant revenues and comparable restaurant sales may not increase at the rates achieved over the past several years. We may also not be successful in our new restaurant design for new restaurants and remodels of our existing restaurants in connection with our “Bojangles’ of the Future” project. Our ability to operate new and remodeled restaurants profitably and increase average restaurant revenues and comparable restaurant sales will depend on many factors, some of which are beyond our control, including:

•	consumer awareness and understanding of our brand;

•	general economic conditions, which can affect restaurant traffic, local labor costs and prices we pay for the food products and other supplies we use;

•	consumption patterns and food preferences that may differ from region to region;

•	changes in consumer preferences and discretionary spending;

•	difficulties obtaining or maintaining adequate relationships with distributors or suppliers in new markets;

•	increases in prices for commodities, including chicken and other proteins;

•	inefficiency in our labor costs as the staff gains experience;

•	competition, either from our competitors in the restaurant industry or our own restaurants (either company-owned or franchised);

•	temporary and permanent site characteristics of new restaurants;

•	changes in government regulation;

•	increased remodeling projects and associated costs, construction costs, cash capital expenditures, operating costs, depreciation and amortization expenses, and general and administrative expenses associated with our “Bojangles’ of the Future” and technology projects; and

•	other unanticipated increases in costs, any of which could give rise to delays or cost overruns.

If our new restaurants or remodeling efforts do not perform as planned or close, our business and future prospects could be harmed. In addition, an inability to achieve our expected average restaurant revenues would have a material adverse effect on our business, financial condition and results of operations.

The market price and trading volume of our common stock has been and may continue to be volatile, and you may not be able to resell your shares at or above the public offering price.

The market price of our common stock has been, and may continue to be, volatile and could continue to be subject to wide fluctuations. Shares of our common stock were sold in our IPO in May 2015 at a price of $19.00 per share, and during the remainder of fiscal year 2015, our common stock traded as high as $28.45 and as low as $14.70. In fiscal year 2016, through November 30, 2016, our common stock has traded as high as $20.15 and as low as $13.39. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include the following:

•	variations in our quarterly or annual operating results;

•	changes in our earnings estimates (if provided) or differences between our actual financial and operating results and those expected by investors and analysts;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock;

•	additions or departures of key management personnel;

•	any increased indebtedness we may incur in the future;

•	announcements by us or others and developments affecting us;

•	actions by institutional stockholders;

•	litigation and governmental investigations;

•	legislative or regulatory changes;

•	judicial pronouncements interpreting laws and regulations;

•	changes in government programs;

•	changes in market valuations of similar companies;

•	changes in accounting pronouncements;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments; and

•	general market, political and economic conditions, including local conditions in the markets in which we operate.

These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including recently. In addition, in the past, following periods of volatility in the overall market and decreases in the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

Sales of our common stock in the public market, either by us or by our current stockholders, or the perception that these sales could occur, could cause a decline in the market price of our securities. All of the shares of our common stock held by those of our current stockholders who have not entered into “lock-up agreements” with the underwriters may be immediately eligible for resale in the open market either in compliance with an exemption under Rule 144 promulgated under the Securities Act or pursuant to an effective resale registration statement that we have previously filed with the SEC. Such sales, along with any other market transactions, could adversely affect the market price of our common stock.

Although we, our executive officers and directors and the selling stockholders have entered into “lock-up agreements” containing certain restrictions on resale of any of our common stock owned by them for a period of 90 days after the closing of this offering, the market price of our common stock may decline significantly when such restrictions lapse. A decline in the price of our common stock might impede our ability to raise capital through the issuance of additional common stock or other equity securities.

Any issuance of our common stock that is not made solely to then-existing stockholders proportionate to their interests, such as in the case of a stock dividend or stock split, will result in dilution to each stockholder by reducing his, her or its percentage ownership of the total outstanding shares. Moreover, if we issue options or warrants to purchase our common stock in the future and those options or warrants are exercised you may experience further dilution. Holders of shares of our common stock have no preemptive rights that entitle them to purchase their pro rata share of any offering of shares of any class or series.

The future issuance of additional common stock in connection with the 2011 Plan will dilute all other stockholdings and could adversely affect the market price of our common stock.

As of November 21, 2016, there were (i) outstanding options to purchase an aggregate of 3,836,567 shares of our common stock at a weighted average exercise price of $4.55 per share, of which options to purchase 2,241,881 shares of our common stock were then exercisable and (ii) 84,620 shares of our common stock issuable upon the vesting of outstanding restricted stock units. The exercise of options at prices below the market price of our common stock could adversely affect the price of shares of our common stock. In addition, any common stock, issued in connection with the exercise of outstanding stock options, or the vesting of restricted stock units or other awards made under the 2011 Plan, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Pursuant to our stockholders’ agreement, certain of our stockholders have the right, subject to various conditions and limitations, to cause the Company to register their shares for resale in certain circumstances. Any such sales, or the prospect of any such sales, could materially impact the market price of our common stock.

We do not anticipate paying any dividends on our common stock in the foreseeable future.

We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock because we intend to use cash flow generated by operations to grow our business. Our term loan and revolving credit facility restrict our ability to pay cash dividends on our common stock. We may also enter into other credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our common stock. As a result, our stockholders may not receive any return on an investment in our common stock unless they sell our common stock for a price greater than that which they paid for it.

If we are unable to regain compliance with the requirements to maintain a continued listing on the Nasdaq Global Select Market, our common stock may be delisted and the price of our common stock could be negatively impacted.

Our common stock is currently listed for trading on the Nasdaq Global Select Market. We must satisfy Nasdaq’s continued listing requirements or risk delisting, which would have a material adverse effect on our business. On November 23, 2016, we were notified that Robert Alderson, a member of our board of directors, had passed away. Mr. Alderson was also a member of the audit committee of our board of directors and, as a result of his passing, we will not be in compliance with Rule 5605(c)(2)(A) of the Nasdaq, which requires that we maintain an audit committee composed of at least three independent directors. Our board of directors is actively seeking to recruit a director to fill the vacancies on the board of directors and the audit committee resulting from Mr. Alderson’s passing and expects to regain compliance with Rule 5605(c)(2)(A) before the end of the cure period for such non-compliance as provided for by the listing rules of Nasdaq. There can be no assurance that we will be able to regain compliance with Nasdaq’s listing requirements. A delisting of our common stock from the Nasdaq Global Select Market could materially reduce the liquidity of our common stock, resulting in a corresponding material reduction in the price of our common stock, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities.

Delaware law and our organizational documents, as well as our existing and future debt agreements, may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our amended and restated certificate of incorporation and bylaws may make it more difficult for, or prevent a third-party from, acquiring control of us without the approval of our board of directors. Among other things, these provisions:

•	provide for a classified board of directors with staggered three-year terms;

•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	delegate the sole power of a majority of the board of directors to fix the number of directors;

•	provide the power of our board of directors to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	authorize the issuance of “blank check” preferred stock without any need for action by stockholders;

•	eliminate the ability of stockholders to call special meetings of stockholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	provide that a 66 2/3% supermajority vote will be required to amend or repeal provisions relating to, among other things, the classification of the board of directors, the filling of vacancies on the board of directors and the advance notice requirements for stockholder proposals and director nominations.

In addition, our term loan and revolving credit facility imposes, and we anticipate that documents governing our future indebtedness may impose, limitations on our ability to enter into change of control transactions. Thereunder, the occurrence of a change of control transaction could constitute an event of default permitting acceleration of the indebtedness, thereby impeding our ability to enter into certain transactions.

The foregoing factors, as well as the significant common stock ownership by Advent could impede a merger, takeover, or other business combination, or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock.

Our amended and restated bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or other employees.

Our amended and restated bylaws provide that, subject to certain exceptions, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on our behalf, (B) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (C) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or DGCL, our certificate of incorporation or our bylaws, or (D) any action asserting a claim against us governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find this provision of our amended and restated bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

If securities analysts or industry analysts downgrade our shares, publish negative research or reports, or cease to publish reports about our business, our share price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely change their recommendation regarding our shares or our competitors’ stock, our share price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. As a result, the market price for our common stock may decline below the offering price and you might not be able to resell your shares of our common stock at or above the offering price.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference in this prospectus supplement contain forward-looking statements. All statements other than statements of historical fact included in this prospectus supplement and the documents incorporated by reference in this prospectus supplement are forward-looking statements. Forward-looking statements discuss our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. These statements may be preceded by, followed by or include the words “aim,” “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “outlook,” “plan,” “potential,” “project,” “projection,” “seek,” “may,” “could,” “would,” “will,” “should,” “can,” “can have,” “likely,” the negatives thereof and other words and terms of similar meaning.

Forward-looking statements are inherently subject to risks, uncertainties and assumptions; they are not guarantees of performance. You should not place undue reliance on these statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our assumptions made in connection with the forward-looking statements are reasonable, we cannot assure you that the assumptions and expectations will prove to be correct.

You should understand that the following important factors could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements:

•	our vulnerability to changes in consumer preferences and economic conditions;

•	our ability to open restaurants in new and existing markets and expand our franchise system;

•	our ability to generate comparable restaurant sales growth;

•	our restaurants and our franchisees’ restaurants may close due to financial or other difficulties;

•	new menu items, advertising campaigns, changes in discounting strategy and restaurant designs and remodels may not generate increased sales or profits;

•	anticipated future restaurant openings may be delayed or cancelled;

•	increases in the cost of chicken, pork, dairy, wheat, corn and other products;

•	our ability to compete successfully with other quick-service and fast-casual restaurants, including new entrants to the breakfast market and those newly expanding their breakfast menus for all day availability;

•	our reliance on our franchisees, who may be adversely impacted by economic conditions and who may incur financial hardships, be unable to obtain credit, need to close their restaurants or declare bankruptcy;

•	our ability to support our franchise system;

•	our limited degree of control over the actions of our franchisees;

•	our potential responsibility for certain acts of our franchisees;

•	our vulnerability to conditions in the Southeastern United States;

•	negative publicity, whether or not valid;

•	concerns about food safety and quality and about food-borne illnesses, including adverse public perception due to the occurrence of avian flu, swine flu or other food-borne illnesses, such as E. coli;

•	our dependence upon frequent and timely deliveries of restaurant food and other supplies;

•	our reliance upon a limited number of suppliers for substantially all of our restaurant food and other supplies;

•	our reliance upon just one third-party distributor for substantially all of our restaurant food and other supplies;

•	the adverse impact of economic conditions on our operating results and financial condition, on our ability to comply with the terms and covenants of our debt agreements and on our ability to pay or to refinance our existing debt or to obtain additional financing;

•	our ability to protect our name and logo and other intellectual property;

•	loss of the abilities, experience and knowledge of our existing directors and officers;

•	matters relating to employment and labor laws;

•	labor shortages or increases in labor costs;

•	the impact of litigation, including wage and hour class action lawsuits;

•	our ability and the ability of our franchisees to renew leases at the end of their terms;

•	the impact of federal, state or local government regulations relating to the preparation and sale of food, zoning and building codes, employee wages and benefits, and environmental and other matters;

•	the fact that we are considered a “controlled company” and exempt from certain corporate governance rules primarily relating to board independence, and we may use some or all of these exemptions;

•	the fact that we are a holding company with no operations and will rely on our operating subsidiaries to provide us with funds;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act; and

•	changes in accounting standards.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our risk factors and other cautionary factors included or incorporated by reference into this prospectus supplement which could cause our actual results to differ materially from those projected in any forward-looking statements we make. In addition, all forward-looking statements speak only as of the date of this prospectus supplement. We undertake no obligation to update or revise publicly any forward-looking statements included or incorporated by reference in this prospectus supplement, whether as a result of new information, future events or otherwise other than as required under the federal securities laws.

USE OF PROCEEDS

All of the shares of our common stock offered hereby are being sold by the selling stockholders identified in this prospectus supplement. See “Selling Stockholders.” Accordingly, we will not receive any proceeds from the sale of shares by the selling stockholders, including from any exercise by the underwriters of the option to purchase additional shares.

MARKET PRICE OF COMMON STOCK

Our common stock has been listed on the Nasdaq Global Select Market under the symbol “BOJA” since May 8, 2015. Before then, there was no public market for our common stock. On November 30, 2016, the last reported sales price of our common stock was $17.90.

The following table sets forth, for the period indicated, the high and low sales prices of our common stock as reported by the Nasdaq Global Select Market.

Period	High	Low
2016:
Fourth Fiscal Quarter (September 26, 2016—December 25, 2016) (through November 30, 2016)	$20.15	$14.55
Third Fiscal Quarter (June 27, 2016—September 25, 2016)	$18.50	$15.29
Second Fiscal Quarter (March 28, 2016—June 26, 2016)	$19.00	$16.08
First Fiscal Quarter (December 28, 2015—March 27, 2016)	$18.90	$13.39

2015:
Fourth Fiscal Quarter (September 28, 2015—December 27, 2015)	$19.75	$14.70
Third Fiscal Quarter (June 29, 2015—September 27, 2015)	$25.55	$17.41
Second Fiscal Quarter (May 8, 2015—June 28, 2015)	$28.45	$22.41

On November 21, 2016, we had approximately 16 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

DIVIDEND POLICY

We have not declared, and currently do not plan to declare in the foreseeable future, dividends on our common stock. Instead, we anticipate that all of our earnings in the foreseeable future, if any, will be used for the operation and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial position, our results of operations, our liquidity, legal requirements, restrictions that may be imposed by the terms of current and future financing instruments and other factors deemed relevant by our board of directors. Our credit facility also restricts our ability to pay cash dividends on our common stock.

SELLING STOCKHOLDERS

The table below sets forth information with respect to the beneficial ownership of our shares of common stock held by the selling stockholders as of November 21, 2016.

Unless otherwise noted below, the address for each selling stockholder listed on the table is: c/o Bojangles’, Inc., 9432 Southern Pine Boulevard, Charlotte, NC 28273. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

For purposes of the table below, the beneficial ownership amounts and percentages are based on a total of 36,478,140 shares of our common stock outstanding as of November 21, 2016.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of November 21, 2016. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

					Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering				Assuming the Underwriters’ Option is Not Exercised		Assuming the Underwriters’ Option is Exercised in Full
	Number	Percentage	Shares Offered	Shares Subject to Underwriters’ Option	Number	Percentage	Number	Percentage
Selling Stockholders:
Advent International Corporation and affiliates(1)	25,456,231	69.78%	5,753,817	863,072	19,702,414	54.01%	18,839,342	51.65%
James R. Kibler(2)	489,144	1.33%	35,337	5,301	453,807	1.23%	448,506	1.22%
William A. Kussell(3)	462,368	1.26%	80,411	12,062	381,957	1.04%	369,895	1.01%
Tri-Arc Food Systems, Inc.(4)	625,075	1.71%	130,435	19,565	494,640	1.36%	475,075	1.30%

*	Less than one percent.
(1)	The funds managed by Advent own 100% of Advent-Bojangles Acquisition Limited Partnership, which in turn owns 69.78% of Bojangles’, Inc., resulting in a 69.78% indirect ownership interest in Bojangles’, Inc. by the funds. This 69.78% indirect ownership interest consists of 11,651,315 shares indirectly owned by Advent International GPE VI Limited Partnership; 6,565,163 shares indirectly owned by Advent International GPE VI-A Limited Partnership; 590,584 shares indirectly owned by Advent International GPE VI-B Limited Partnership; 598,222 shares indirectly owned by Advent International GPE VI-C Limited Partnership; 460,758 shares indirectly owned by Advent International GPE VI-D Limited Partnership; 1,466,279 shares indirectly owned by Advent International GPE VI-E Limited Partnership; 2,191,782 shares indirectly owned by Advent International GPE VI-F Limited Partnership; 1,379,728 shares indirectly owned by Advent International GPE VI-G Limited Partnership; 427,664 shares indirectly owned by Advent Partners GPE VI 2008 Limited Partnership; 15,274 shares indirectly owned by Advent Partners GPE VI 2009 Limited Partnership; 33,094 shares indirectly owned by Advent Partners GPE VI 2010 Limited Partnership; 35,639 shares indirectly owned by Advent Partners GPE VI-A Limited Partnership; and 40,729 shares indirectly owned by Advent Partners GPE VI-A 2010 L.P. Advent International Corporation is the manager of Advent International LLC, which in turn is the general partner of GPE VI GP Limited Partnership and GPE VI GP Delaware Limited Partnership. GPE VI GP Limited Partnership is the general partner of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership, and GPE VI GP Delaware Limited Partnership is the general partner of Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. Advent International Corporation is the manager of Advent International LLC, which is the general partner of Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI 2010 Limited Partnership and Advent Partners GPE VI-A 2010 Limited Partnership. Advent International Corporation exercises voting and investment power over the shares held by each of these entities and may be deemed to have beneficial ownership of any shares held by them. With respect to any shares of common stock held by the funds managed by Advent International Corporation, a group of individuals currently composed of David M. Mussafer, Steven M. Tadler and David M. McKenna, none of whom have individual voting or investment power, exercises voting and investment power over any shares beneficially owned by Advent International Corporation. Each of David M. Mussafer, Steven M. Tadler and David M. McKenna disclaims beneficial ownership of any shares held by the funds managed by Advent International Corporation, except to the extent of their respective pecuniary interest therein. The address of Advent International Corporation and each of the funds listed above is c/o Advent International Corporation, 75 State Street, Floor 29, Boston, MA 02109.
(2)	Includes 407,867 shares of common stock issuable in respect of options that are exercisable within 60 days of November 21, 2016. Mr. Kibler has served as a director of the Company since February 2014. Mr. Kibler served as non-executive chairman of our board of directors from February 2014 until June 2016 and as a director of Bojangles’ Restaurants, Inc. from February 2014 to April 2015. From September 2007 to January 2014, Mr. Kibler served as chief executive officer, president and director of Bojangles’ Restaurants, Inc.

(3)	Includes 346,472 shares of common stock issuable in respect of options that are exercisable within 60 days of November 21, 2016. On November 29, 2016, Mr. Kussell exercised options to purchase 69,294 shares of common stock and will sell these 69,294 shares in this offering. Mr. Kussell has served as non-executive chairman of our board of directors since June 2016 and as a director since August 2011. Mr. Kussell served as a director of Bojangles’ Restaurants, Inc. from August 2011 to April 2015.
(4)	Tri-Arc Food Systems, Inc. is a franchisee who owns and operates 51 Bojangles’ restaurants as of November 21, 2016. Tommy L. Haddock, a member of our board of directors, is the president and director, and a major stockholder, of Tri-Arc Food Systems, Inc. and has voting and investment power over such shares of our common stock held by Tri-Arc Food Systems, Inc.

As of November 21, 2016, the Company has 1,053,869 unvested performance based stock options. If the net proceeds received by Advent in this offering:

(i)	are between $82.8 million and $164.3 million, 16.7% of the outstanding unvested performance based stock options will vest, which would result in the recognition of $0.5 million of non-cash stock-based compensation expense;

(ii)	are between $164.3 million and $245.7 million, 50.0% of the outstanding unvested performance based stock options will vest, which would result in the recognition of $1.5 million of non-cash stock-based compensation expense;

(iii)	are between $245.7 million and $327.2 million, 83.3% of the outstanding unvested performance based stock options will vest, which would result in the recognition of $2.5 million of non-cash stock-based compensation expense; and

(iv)	exceed $327.2 million, 100% of the outstanding unvested performance based stock options will vest, which would result in the recognition of $3.0 million of non-cash stock-based compensation expense.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

Overview

The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

An individual may be treated as a resident instead of a nonresident of the United States in any calendar year for U.S. federal income tax purposes if the individual was present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending with that calendar year. For purposes of this calculation, all of the days present in the tested year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax consequences described in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to the statements and conclusions set forth in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not address federal taxes other than the U.S. federal income tax, or address state, local or non-U.S. tax considerations. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder, including the alternative minimum tax and the Medicare contribution tax on net investment income, and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations or tax-qualified retirement plans;

•	governmental organizations;

•	financial institutions;

•	brokers, dealers or traders in securities or currencies;

•	real estate investment trusts or regulated investment companies;

•	pension plans;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	certain U.S. expatriates or former citizens or long-term residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	pass-through entities (or investors in such entities) that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax laws or under the laws of any other taxing jurisdiction.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying any dividends to holders of our common stock in the foreseeable future. If we make a distribution of cash or property (other than certain distributions of our common stock) with respect to our common stock (or complete a redemption that is treated as a distribution with respect to our common stock), such distribution will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) of the gross amount of the dividends. However, dividends that are effectively connected with the conduct of a trade or business by you within the United States and, in cases in which certain tax treaties require, are attributable to a U.S. permanent establishment maintained by you, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from U.S. federal withholding tax. Any such effectively connected dividends received by a foreign corporation may also be subject to a “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding applicable tax treaties that may provide for different rules. Any dividend will also be subject to the discussion below under the heading “Additional Withholding Tax.”

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other taxable disposition of such share of common stock that is taxed to you as described below under the heading “Sale or Other Taxable Disposition of Common Stock.” Your adjusted tax basis in a share of our common stock is generally the purchase price of such share, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable income tax treaty to avoid or reduce withholding of U.S. federal income tax on dividends, then you must provide the applicable withholding agent with a properly completed IRS Form-W-8BEN or W-8BEN-E (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits.

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty but do not timely furnish the required documentation, then you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. You should consult your tax advisor regarding your entitlement to benefits under any applicable income tax treaty.

Sale of Other Taxable Disposition of Common Stock

Subject to the discussion below regarding backup withholding and “Additional Withholding Tax,” you generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock (other than a redemption that is treated as a distribution for U.S. federal income tax purposes and taxed as described above), unless:

•	the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties require, is attributable to a U.S. permanent establishment maintained by you;

•	you are an individual present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a “tax home” (as defined in the Code) in the United States; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period ending on the date of the sale or other taxable disposition of our common stock and (ii) your holding period for our common stock.

If you are a non-U.S. holder described in the first bullet point above, you generally will be subject to tax on the net gain derived from the disposition under regular graduated U.S. federal income tax rates. If you are a foreign corporation described in the first bullet point above, you may also be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits or such lower rate as may be specified by an applicable income tax treaty, as adjusted for certain items. If you are an individual described in the second bullet point above, you will generally be subject to a flat 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the disposition, which may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States) provided that you have timely filed U.S. federal income tax returns with respect to such losses, but may not be offset by any capital loss carryovers.

With respect to the third bullet point above, we believe that we are not currently, and we do not anticipate becoming, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation depends on the fair market value of our United States real property interests relative to the fair market value of our global real property interests and other business assets, there can be no assurance that we are not a United States real property holding corporation and will not become one in the future. In the event we do become a United States real property holding corporation, as long as our common stock is regularly traded on an established securities market, gain on a sale or disposition of our common stock will generally be subject to taxation pursuant to the third bullet point above only if you actually or constructively held more than 5% of our common stock at any time during the shorter of (i) the five-year period ending on the date of the sale or disposition of our common stock or (ii) your holding period for our common stock. If gain on the sale or other taxable disposition of our common stock were subject to taxation under the third bullet point above, the purchaser may be required to withhold 15% of the proceeds payable to you and you would be subject to regular U.S. federal income tax with respect to such gain in generally the same manner as a U.S. person.

You should consult your tax advisor regarding potentially applicable income tax treaties that provide for different rules.

Information Reporting and Backup Withholding Tax

Subject to the discussion below regarding “Additional Withholding Tax,” payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know you are a United States person and you certify your non-U.S. status, such as by furnishing a valid IRS Form W-8BEN,W-8BEN-E or W-8ECI, or otherwise establish an exemption. However, we must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which you reside (or are established).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Additional Withholding Tax

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, the Treasury Regulations promulgated thereunder and other official guidance (commonly referred to as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations, withholding under FATCA generally applies to payments of dividends on our common stock, and, beginning January 1, 2019, will apply to payments of gross proceeds from the sale or other disposition of such stock. The FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or U.S. domestic law.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK (DIRECTLY OR THROUGH ENTITIES), INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Jefferies LLC and Wells Fargo Securities, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,560,000
Jefferies LLC	1,020,000
Wells Fargo Securities, LLC	960,000
Barclays Capital Inc.	480,000
Goldman, Sachs & Co.	360,000
Piper Jaffray & Co.	360,000
William Blair & Company, L.L.C.	300,000
KeyBanc Capital Markets Inc.	300,000
RBC Capital Markets, LLC	300,000
Cowen and Company, LLC	180,000
Fifth Third Securities, Inc.	180,000

Total	6,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.51 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$17.25	$103,500,000	$119,025,000
Underwriting discount	$.8625	$5,175,000	$5,951,250
Proceeds, before expenses, to the selling stockholders	$16.3875	$98,325,000	$113,073,750

The expenses of the offering, not including the underwriting discount, are estimated at $0.4 million and are payable by us. We have also agreed to reimburse the underwriters for certain expenses in an amount up to $25,000.

The underwriters have agreed to reimburse us for certain documented expenses incurred in connection with this offering.

Option to Purchase Additional Shares

The selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 900,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and the selling stockholders have agreed, subject to certain limited exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Jefferies LLC and Wells Fargo Securities, LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Nasdaq Global Select Market Listing

The shares are listed on the Nasdaq Global Select Market under the symbol “BOJA.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Neither we, the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectus supplements by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In particular, Merrill Lynch, Pierce, Fenner & Smith Incorporated served as an arranger and bookrunner under our credit facility, and certain affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, KeyBanc Capital Markets Inc., RBC Capital Markets, LLC and Fifth Third Securities, Inc. are agents and/or lenders under our credit facility and leasing arrangements. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, or each, a Member State, no offer of shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares referred to in (a) to (c) above shall result in a requirement for the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of shares is made or who receives any communication in respect of an offer of shares, or who initially acquires any shares will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given for the offer or resale; or where shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Certain legal matters relating to this offering, including the validity of the common stock offered by this prospectus supplement, will be passed upon for us and certain of the selling stockholders by Pepper Hamilton LLP. Certain legal matters will be passed upon for certain of the selling stockholders by Goodwin Procter LLP, Boston, Massachusetts. Latham & Watkins LLP, New York, New York will act as counsel to the underwriters.

EXPERTS

The financial statements as of December 27, 2015 and December 28, 2014 and for each of the three fiscal years in the period ended December 27, 2015 incorporated by reference in this prospectus supplement have been so included in reliance on the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and our results of operations. The information incorporated by reference is considered part of this prospectus supplement from the date we file that document. Information that we file later with the SEC and that is incorporated by reference in this prospectus supplement will automatically update and may supersede information contained or incorporated by reference in this prospectus supplement.

We incorporate by reference the documents and portions of documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than, in each case, information deemed to have been furnished and not filed in accordance with SEC rules):

•	our Annual Report on Form 10-K for the year ended December 27, 2015, filed with the SEC on March 11, 2016 (including information specifically incorporated by reference into our Form 10-K from our definitive proxy statement relating to our 2016 annual meeting of stockholders, filed on April 20, 2016);

•	our Quarterly Report on Form 10-Q for the quarter ended March 27, 2016, filed with the SEC on May 5, 2016;

•	our Quarterly Report on Form 10-Q for the quarter ended June 26, 2016, filed with the SEC on August 8, 2016;

•	our Quarterly Report on Form 10-Q for the quarter ended September 25, 2016, filed with the SEC on November 4, 2016;

•	our current reports on Form 8-K filed on March 8, 2016, June 10, 2016, September 23, 2016, October 26, 2016, November 18, 2016 and November 28, 2016; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on May 4, 2015, as amended from time to time.

You may obtain any of the documents incorporated by reference in this prospectus supplement from the SEC through the SEC’s website at the address provided above. You may also request and we will provide, free of charge, a copy of any document incorporated by reference in this prospectus supplement (excluding exhibits to such document unless an exhibit is specifically incorporated by reference in the document) by visiting our internet website at www.bojangles.com or by writing or calling us at the following address and telephone number: Bojangles’ Inc., Corporate Secretary, 9432 Southern Pine Boulevard, Charlotte, NC 28273, telephone (704) 527-2675.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus supplement. This prospectus supplement does not contain all the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us, as well as our common stock, we refer you to the registration statement and to its exhibits and schedules.

In addition, we file annual, quarterly and current reports, proxy and information statements and other information with the SEC. Our SEC filings, including the registration statement, are available to the public from the SEC’s website at www.sec.gov. To receive copies of public records not posted to the SEC’s website at prescribed rates, you may complete an online form at www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

We also make available free of charge on our website, www.bojangles.com, all materials that we file electronically with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to those reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. Information contained on our website or any other website is not incorporated by reference into this prospectus supplement and does not constitute a part of this prospectus supplement.

PROSPECTUS

25,779,981 Shares

Common Stock

The selling stockholders identified in this prospectus may offer and sell, from time to time, in one or more offerings, up to 25,779,981 shares of our common stock, at prices and on terms that will be determined at the time of the offering.

This prospectus relates solely to sales of our common stock by the selling stockholders identified in this prospectus. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of the common stock by the selling stockholders.

This prospectus describes the general manner in which the shares of our common stock may be offered and sold by the selling stockholders. Each time securities are offered pursuant to this prospectus, we may provide a prospectus supplement and attach it to this prospectus. Any prospectus supplement will contain specific information about the terms of the offering and the offered securities and may also add, update or change the information in this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest in our common stock.

The shares of our common stock may be sold at fixed prices, prevailing market prices at the times of sale, prices related to the prevailing market prices, varying prices determined at the times of sale or negotiated prices. The shares of our common stock offered by this prospectus and any accompanying prospectus supplement may be offered by the selling stockholders directly to investors or to or through underwriters, dealers or other agents. The prospectus supplement for each offering will describe in detail the plan of distribution for that offering and will set forth the names of any underwriters, dealers or agents involved in the offering and any applicable fees, commissions or discount arrangements.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “BOJA.” We are an “emerging growth company” under applicable Securities and Exchange Commission rules and are subject to reduced public company reporting requirements. On November 15, 2016, the last reported sale price of our common stock was $18.25 per share.

Investing in our common stock involves risks. See “Risk Factors” on page 2 of this prospectus and any risk factors described in any applicable prospectus supplement and in the documents we incorporate by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 16, 2016

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ABOUT THIS PROSPECTUS

This prospectus is part of a shelf registration statement that we have filed with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933, as amended, or the Securities Act. By using a shelf registration statement, the selling stockholders identified in this prospectus may sell shares of our common stock in one or more offerings.

This prospectus provides you with a general description of the common stock the selling stockholders may offer. Each time the selling stockholders sell shares of our common stock under this shelf registration process, we may provide a prospectus supplement that contains specific information about the terms of that offering. Any prospectus supplement may add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described below in the section entitled “Where You Can Find More Information.”

We may also prepare free writing prospectuses to describe the terms of particular sales of our common stock by the selling stockholders, which terms may vary from those described in any prospectus supplement. You therefore should carefully review any free writing prospectus in connection with your review of this prospectus and the applicable prospectus supplement.

You should rely only on the information contained in this prospectus or any prospectus supplement, including any information that we incorporate by reference, or any free writing prospectus that we distribute. We have not authorized anyone to provide you with different information, and we do not take any responsibility for, or provide any assurance as to the reliability of, any other information that others may give you. You should not assume that the information contained or incorporated by reference in this prospectus or a prospectus supplement or contained in any free writing prospectus is accurate as of any date other than the date of the document. We are not making an offer of securities in any jurisdiction where the offer is not permitted.

In this prospectus, unless the context otherwise requires, “we,” “us,” “our,” the “company” or “Bojangles’,” refers collectively to Bojangles’, Inc., a Delaware corporation, incorporated in 2011, the issuer of the common stock in this offering, and its subsidiaries.

We use a 52- or 53-week fiscal year ending on the last Sunday of each calendar year. Fiscal 2015 was a 52-week fiscal year that ended on December 27, 2015. Fiscal 2016 is a 52-week fiscal year ending on December 25, 2016.

TRADEMARKS AND COPYRIGHTS

Bojangles’®,” “It’s Bo Time®,” “Bo-Smart®,” configuration of “Big Bo Box®,” “Chicken Supremes™,” “Bojangles’ Cajun Pintos®,” “Bojangles’ Dirty Rice®,” “Legendary Iced Tea®,” “Cajun Filet Biscuit®,” “Bo-Tato Rounds®,” “Bojangles’ Seasoned Fries™,” “Roasted Chicken Bites™” and other trademarks or service marks of Bojangles’ appearing in this prospectus are the property of Bojangles’ or its subsidiaries. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this prospectus are listed without their ©, ®, sm and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names, trademarks and service marks. This prospectus contains additional trade names, trademarks, and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

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WHERE YOU CAN FIND MORE INFORMATION

The registration statement that we have filed with the SEC registers the securities offered by this prospectus under the Securities Act. The registration statement, including the exhibits to it, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

In addition, we file annual, quarterly and current reports, proxy and information statements and other information with the SEC. Our SEC filings, including the registration statement, are available to the public from the SEC’s website at http://www.sec.gov. To receive copies of public records not posted to the SEC’s website at prescribed rates, you may complete an online form at www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

We also make available free of charge on our website, www.bojangles.com, under the “Investors” section, all materials that we file electronically with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to those reports, as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. Information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and our results of operations. The information incorporated by reference is considered part of this prospectus from the date we file that document. Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update and may supersede information contained or incorporated by reference in this prospectus or any prospectus supplement.

We incorporate by reference in this prospectus the documents and portions of documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act (other than, in each case, information deemed to have been furnished and not filed in accordance with SEC rules):

•	our Annual Report on Form 10-K for the fiscal year ended December 27, 2015, filed on March 11, 2016 (including information specifically incorporated by reference into our Form 10-K from our definitive proxy statement relating to our 2016 annual meeting of stockholders, filed on April 20, 2016);

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2016, filed on May 5, 2016; and

•	our Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2016, filed on August 8, 2016;

•	our Quarterly Report on Form 10-Q for the quarterly period ended September 25, 2016, filed on November 4, 2016;

•	our Current Reports on Form 8-K filed on March 8, 2016, June 10, 2016, September 23, 2016 and October 25, 2016; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on May 4, 2015, as amended from time to time.

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You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You may also request and we will provide, free of charge, a copy of any document incorporated by reference in this prospectus (excluding exhibits to such document unless an exhibit is specifically incorporated by reference in the document) by writing or calling us at the following address and telephone number: Bojangles’, Inc., Corporate Secretary, 9432 Southern Pine Boulevard, Charlotte, NC 28273, telephone (704) 527-2675.

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PROSPECTUS SUMMARY

The following summary does not contain all of the information that you should consider before making your investment decision. You should read carefully the entire prospectus and the financial statements, notes to financial statements and other information incorporated by reference in this prospectus before making any investment decision.

Overview

Bojangles’ is a highly differentiated and growing restaurant operator and franchisor dedicated to serving customers high-quality, craveable food made from our Southern recipes. Since 1977, we believe Bojangles’ has become an iconic brand with a cult-like following due to our famous, made-from-scratch biscuits baked every 20 minutes, our fresh, never-frozen bone-in fried chicken, our unique fixin’s and our Legendary Iced Tea. We believe we offer fast-casual quality food combined with quick-service speed, convenience and value. While we serve our full menu of craveable food across all dayparts, we are especially known by customers for our breakfast offerings and generated, on average, over $650,000 in fiscal 2015 per company-operated restaurant before 11:00 a.m. In fiscal 2015, our 281 company-operated and 381 franchised restaurants, primarily located in the Southeastern United States, generated approximately $1.2 billion in system-wide sales, representing $462.1 million in company restaurant revenues and $690.9 million in franchise sales which contributed $26.1 million in franchise royalty and other franchise revenues. Over this same period, our restaurants generated a system-wide average unit volume of over $1.8 million, which we believe is among the highest in the quick-service restaurant and fast-casual segments. Our mission is to win the hearts of our customers by delivering quality and service all day, every day, and we believe our passionate team members and culture are fundamental to our success. The excitement for our brand and enthusiasm of our customers can be best summarized by our famous tagline…“It’s Bo Time!”

Since our founding in Charlotte, North Carolina in 1977, our core menu centered on “chicken ’n biscuits” has remained largely unchanged. We believe our variety of fresh, flavorful and Southern-inspired items appeals to a broad customer demographic across our five dayparts: breakfast, lunch, snack, dinner and after dinner. Bojangles’ is known for its breakfast menu, which is served all day, every day, and includes our top selling Cajun Filet Biscuit. We also offer hand-breaded, bone-in chicken marinated for at least 12 hours, Chicken Supremes, Homestyle Chicken Tenders, and sandwiches, as well as unique fixin’s including our Seasoned Fries, Bo-Tato Rounds, Bojangles’ Cajun Pintos and Dirty Rice. Our Bo-Smart menu features items such as salads, grilled chicken sandwiches, Roasted Chicken Bites and fat-free green beans. In addition to our individual menu items, we offer combos and family meals that appeal to large parties, as well as our Big Bo Box, which is perfect for tailgating events. Our food is complemented by our Legendary Iced Tea that is steeped the old-fashioned way, providing a rich flavor that our customers crave. Our high-quality, handcrafted food also represents a great value with an average check of only $6.97 for company-operated restaurants in fiscal 2015. We believe our distinct menu with fresh, made-from-scratch offerings combined with a compelling average check creates an attractive value proposition for our customers.

Corporate Information

Our principal executive offices are located at 9432 Southern Pine Boulevard, Charlotte, NC 28273 and our telephone number is (704) 527-2675. Our internet website address is www.bojangles.com. Information on, or accessible through, our website is not part of or incorporated into this prospectus or the registration statement of which it forms a part.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before investing in our common stock, you should carefully consider the specific risks described under the heading “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” in any of our filings with the SEC pursuant to Sections 13(a), 14 or 15(d) of the Exchange Act, including, without limitation, our Annual Report on Form 10-K for the year ended December 27, 2015, filed with the SEC on March 11, 2016, our Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2016, filed with the SEC on August 8, 2016, and our Quarterly Report on Form 10-Q for the quarterly period ended September 25, 2016, filed with the SEC on November 4, 2016, each of which are on file with the SEC and incorporated by reference into this prospectus. The occurrence of any of these risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case the trading price of our common stock could decline and you could lose all or part of your investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. All statements other than statements of historical fact included in this prospectus and the documents incorporated by reference in this prospectus are forward-looking statements. Forward-looking statements discuss our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. These statements may be preceded by, followed by or include the words “aim,” “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “outlook,” “plan,” “potential,” “project,” “projection,” “seek,” “may,” “could,” “would,” “will,” “should,” “can,” “can have,” “likely,” the negatives thereof and other words and terms of similar meaning.

Forward-looking statements are inherently subject to risks, uncertainties and assumptions; they are not guarantees of performance. You should not place undue reliance on these statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our assumptions made in connection with the forward-looking statements are reasonable, we cannot assure you that the assumptions and expectations will prove to be correct.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our risk factors and other cautionary factors included or incorporated by reference into this prospectus which could cause our actual results to differ materially from those projected in any forward-looking statements we make. In addition, all forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to update or revise publicly any forward-looking statements included or incorporated by reference in this prospectus, whether as a result of new information, future events or otherwise other than as required under the federal securities laws.

USE OF PROCEEDS

All of the shares of our common stock offered hereby are being sold by the selling stockholders identified in this prospectus. See “Selling Stockholders.” Accordingly, we will not receive any proceeds from the sale of shares by the selling stockholders. The selling stockholders will pay any customary underwriting discounts and commissions and similar selling expenses, if any, incurred by such selling stockholders in disposing of these shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares of common stock covered by this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our capital stock, our amended and restated certificate of incorporation and our amended and restated bylaws. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are incorporated by reference in this prospectus, as well as the relevant portions of the Delaware General Corporation Law, or the DGCL.

General

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.

As of September 25, 2016, there were outstanding:

•	36,373,721 shares of our common stock;

•	no shares of our preferred stock;

•	stock options to purchase an aggregate of 3,940,986 shares of our common stock with a weighted average exercise price of $4.48 per share; and

•	84,620 shares of common stock issuable upon the vesting of restricted stock units.

Common Stock

Voting rights. Holders of our common stock are entitled to one vote for each share for the election of directors and on all other matters submitted to a vote of stockholders (provided, however, that holders of common stock shall not be entitled to vote on any amendment to the Company’s certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon). Holders of our common stock do not have cumulative voting rights in the election of directors. Whenever corporate action is to be taken by vote of the stockholders, other than the election of directors, it becomes authorized upon receiving the affirmative vote of a majority of the votes cast by all stockholders present in person or by proxy and entitled to vote on the matter. Any election by stockholders of directors is determined by a plurality of shares present in person or by proxy entitled to vote on the election.

Dividend rights. Subject to the preferences applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividend declared by the board of directors out of legally available funds.

Rights upon liquidation. In the event of a liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

Other rights and preferences. Holders of our common stock have no preemptive, subscription, conversion, redemption or sinking fund rights. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue from time to time in the future.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 25,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Accordingly, our board of directors, without stockholder approval, may issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock and may adversely affect the voting and other rights of the holders of our common stock, and could have the effect of delaying, deterring or preventing a change of control of the Company or other corporate action. See “Description of Capital Stock—Anti-Takeover Provisions of Delaware Law and Certain Charter and Bylaw Provisions.” At present, we have no plans to issue any shares of preferred stock.

Equity Incentive Awards

As of September 25, 2016, we had outstanding options to purchase 3,940,986 shares of our common stock at a weighted-average price of $4.48 per share and 84,620 shares of common stock issuable upon the vesting of restricted stock units. At September 25, 2016, we had 4,004,509 additional shares remaining and available for future grants under the Amended and Restated 2011 Equity Incentive Plan.

Registration Rights

Stockholders who are parties to our stockholders’ agreement, including certain selling stockholders, certain members of our board of directors and an affiliate of one of the members of our board of directors, have the right, subject to various conditions and limitations, to include their shares of our common stock in future registration statements relating to our securities and to demand that we effect registration of all or any portion of the registrable securities held by them. The right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in such an offering. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. The resale of the shares offered by certain of the selling stockholders in this offering is being registered pursuant to the exercise of this right.

Anti-Takeover Provisions of Delaware Law and Certain Charter and Bylaw Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. However, we may not issue any shares of preferred stock to the extent such issuance would deprive holders of common stock of their economic and voting rights under our amended and restated certificate of incorporation, including any issuance of preferred stock that has a separate class vote, other than (i) a separate right to designate or elect a director or (ii) to the extent necessary to comply with any applicable national stock exchange listing standards related to the non-payment of dividends. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified Board of Directors

Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board of directors will be elected each year. Under Section 141 of the DGCL, unless the amended and restated certificate of incorporation provides otherwise, directors serving on a classified board can only be removed for cause. Our amended and restated certificate of incorporation provides that our directors may only be removed for cause and only by the affirmative vote of holders of 66 2⁄3% or more of the outstanding shares of capital stock entitled to vote at an election of directors. The provision for our classified board of directors may be amended or repealed only upon both (i) the affirmative vote of holders of not less than 66 2⁄3% of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class, and (ii) the affirmative vote of holders of not less than 66 2⁄3% of the outstanding shares each class entitled to vote on such amendment or repeal as a class.

Number of Directors; Vacancies

Our amended and restated certificate of incorporation provides that the number of directors on our board will be fixed exclusively pursuant to resolution adopted by our board of directors. The exact number of members on our board of directors will be determined from time to time by resolution of a majority of our full board of directors. The size of our board of directors is currently fixed at ten directors.

Pursuant to our amended and restated certificate of incorporation, each director will serve until his or her successor is duly elected and qualified, unless he or she resigns, dies, becomes disqualified or is removed. Our amended and restated certificate of incorporation and amended and restated bylaws further provides that, generally, vacancies or newly created directorships in our board may only be filled by a resolution approved by a majority of our board of directors and any director so chosen will hold office until the next election of the class for which such director was chosen, subject to such director’s nomination and election at the next annual meeting of stockholders after such director’s appointment.

Stockholder Meetings

Our amended and restated certificate of incorporation and amended and restated bylaws prohibit our stockholders from calling a special meeting. Special meetings of the stockholders may be called by only (a) the chairman of our board of directors or (b) our secretary at the written request of a majority of the number of directors then in office.

Action by Stockholders Without a Meeting

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that any action required or permitted to be taken by our stockholders may be effected only at a duly called annual or special meeting of our stockholders and may not be effected by any consent in writing by such stockholders.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors.

Stockholder Proposals and Nominations

Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of such proposed business in writing. To be timely, a stockholder’s notice generally must be delivered to or mailed and received at our principal executive office not less than 90 days or more than 120 days prior to the first anniversary of the preceding year’s annual meeting.

Our amended and restated bylaws also provide certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders. A stockholder’s notice must set forth, among other things, as to each business matter or nomination the stockholder proposes to bring before the meeting:

•	the name, address and telephone number of the stockholder and the beneficial owner, if any, on whose behalf the proposal or nomination is made;

•	the class and number of shares that are owned of record and beneficially by the stockholder proposing the business or nominating the nominee and the time period such shares have been held; and

•	representation that the stockholder giving the notice (i) is a holder of record of shares of our voting stock entitled to vote at such annual meeting, (ii) intends to appear in person at the annual meeting, (iii) intends to continue to hold their shares.

If the stockholder is nominating a candidate for director, the stockholder’s notice must also include a written questionnaire with respect to the background and qualification of such nominee and the background of any other person or entity on whose behalf the nomination is being made. The candidate must also consent to a background check and may also be required to present certain information and make certain representations and agreements at our request.

In addition, a stockholder must also comply with all applicable requirements of the Exchange Act and the rules and regulations under the Exchange Act with respect to matters relating to nomination of candidates for directors.

Supermajority provisions

The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation requires both (i) the affirmative vote of holders of not less than 66 2⁄3% of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class, and (ii) the affirmative vote of holders of not less than 66 2⁄3% of the outstanding shares each class entitled to vote on such amendment or repeal as a class, will be required to amend or repeal specified provisions of our amended and restated certificate of incorporation, including:

•	the classified board of directors (the election and term of our directors);

•	the provisions regarding the removal of directors and the filling of vacancies on our board of directors;

•	the provisions regarding director liability;

•	the provisions regarding director and officer indemnification;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding the issuance of preferred stock; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote.

Our amended and restated certificate of incorporation and amended and restated bylaws require either: (i) the affirmative vote of a majority of the directors then in office or (ii) that the affirmative vote of holders of at least 66 2⁄3% of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class, to amend or repeal the amended and restated bylaws (provided, however, that if the board of directors recommends that the stockholders approve any amendment or repeal of the amended and restated bylaws, such amendment or repeal shall only require the affirmative vote of a majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class).

This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Delaware Anti-Takeover Statute

Section 203 of the DGCL, subject to certain exceptions, prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such person or entity became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	at or subsequent to such date of the transaction that resulted in a person or entity becoming an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	an affiliate or associate of the above.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting stock. We have not opted out of Section 203 of the DGCL.

Limitations on Liability and Indemnification of Directors and Officers

Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who is, or who is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action, and judgments, fines and amounts actually paid by such person in settlement of such action, suit or proceeding. The foregoing indemnity is subject to such person having acted in good faith and in a manner such person reasonably believed to be in or not opposed to the corporation’s best interests (except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation) and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was illegal.

Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation provides for the indemnification of our directors and officers to the fullest extent permitted under the DGCL.

Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our amended and restated certificate of incorporation includes such a provision.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent or dissented at the time when the unlawful actions were approved may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We have entered into separate indemnification agreements with our directors and certain officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.

Venue

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to our company or our stockholders, (iii) any action asserting a claim against our company or its directors, officers or employees arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or (iv) any action asserting a claim against our company or our directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery, (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (C) for which the Court of Chancery does not have subject matter jurisdiction.

Transfer Agent

The registrar and transfer agent for our common stock is Computershare Trust Company, N.A. Its address is 250 Royall Street, Canton, MA 02021, and its telephone number is 1-877-373-6374.

Listing

Our common stock is listed on the NASDAQ Global Select Market under the symbol “BOJA.”

SELLING STOCKHOLDERS

The following table sets forth the names of each of the selling stockholders, the number of shares of our common stock and the percentage of shares of our common stock beneficially owned by each of the selling stockholders prior to this offering, the number of shares that may be offered under this prospectus by each of the selling stockholders, and the number of shares of our common stock and the percentage of our common stock to be beneficially owned by each of the selling stockholders after completion of this offering, assuming that all shares offered hereunder are sold as contemplated herein. The number of shares in the column “Maximum Number of Shares That May Be Offered” represents all of the shares that each of the selling stockholders may offer under this prospectus.

Unless otherwise noted below, the address for each selling stockholder listed on the table is: c/o Bojangles’, Inc., 9432 Southern Pine Boulevard, Charlotte, NC 28273. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

For purposes of the table below, the beneficial ownership amounts and percentages are based on a total of 36,478,140 shares of our common stock outstanding as of November 14, 2016.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of November 14, 2016. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned Prior to This Offering		Maximum Number of Shares That May Be Offered	Shares Beneficially Owned After This Offering (assuming the sale of all shares that may be sold hereunder)
	Number	Percentage		Number	Percentage
Selling Stockholders:
Advent International Corporation and affiliates(1)	25,456,231	69.78%	25,456,231	—	0%
James R. Kibler(2)	489,144	1.33%	81,277	407,867	1.11%
William A. Kussell(3)	487,368	1.32%	92,473	394,895	1.07%
Tri-Arc Food Systems, Inc.(4)	625,075	1.71%	150,000	475,075	1.30%

(1)

The funds managed by Advent own 100% of Advent-Bojangles Acquisition Limited Partnership, which in turn owns 69.78% of Bojangles’, Inc., resulting in a 69.78% indirect ownership interest in Bojangles’, Inc. by the funds. This 69.78% indirect ownership interest consists of 11,651,315 shares indirectly owned by Advent International GPE VI Limited Partnership; 6,565,163 shares indirectly owned by Advent International GPE VI-A Limited Partnership; 590,584 shares indirectly owned by Advent International GPE VI-B Limited Partnership; 598,222 shares indirectly owned by Advent International GPE VI-C Limited Partnership; 460,758 shares indirectly owned by Advent International GPE VI-D Limited Partnership; 1,466,279 shares indirectly owned by Advent International GPE VI-E Limited Partnership; 2,191,782 shares indirectly owned by Advent International GPE VI-F Limited Partnership; 1,379,728 shares indirectly owned by Advent International GPE VI-G Limited Partnership; 427,664 shares indirectly owned by Advent Partners GPE VI 2008 Limited Partnership; 15,274 shares indirectly owned by Advent Partners GPE VI 2009 Limited Partnership; 33,094 shares indirectly owned by Advent Partners GPE VI 2010 Limited Partnership; 35,639 shares indirectly owned by Advent Partners GPE VI-A Limited Partnership; and 40,729 shares indirectly owned by Advent Partners GPE VI-A 2010 L.P. Advent International Corporation is the

manager of Advent International LLC, which in turn is the general partner of GPE VI GP Limited Partnership and GPE VI GP Delaware Limited Partnership. GPE VI GP Limited Partnership is the general partner of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership, and GPE VI GP Delaware Limited Partnership is the general partner of Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. Advent International Corporation is the manager of Advent International LLC, which is the general partner of Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI 2010 Limited Partnership and Advent Partners GPE VI-A 2010 L.P. Advent International Corporation exercises voting and investment power over the shares held by each of these entities and may be deemed to have beneficial ownership of any shares held by them. With respect to any shares of common stock held by the funds managed by Advent International Corporation, a group of individuals currently composed of David M. Mussafer, Steven M. Tadler and David M. McKenna, none of whom have individual voting or investment power, exercises voting and investment power over any shares beneficially owned by Advent International Corporation. Each of David M. Mussafer, Steven M. Tadler and David M. McKenna disclaims beneficial ownership of any shares held by the funds managed by Advent International Corporation, except to the extent of their respective pecuniary interest therein. The address of Advent International Corporation and each of the funds listed above is c/o Advent International Corporation, 75 State Street, Floor 29, Boston, MA 02109.
(2)	Includes 407,867 shares of common stock issuable in respect of options that are exercisable within 60 days of November 14, 2016. Mr. Kibler has served as a director of the Company since February 2014. Mr. Kibler served as non-executive chairman of our board of directors from February 2014 until June 2016 and as a director of Bojangles’ Restaurants, Inc. from February 2014 to April 2015. From September 2007 to January 2014, Mr. Kibler served as chief executive officer, president and director of Bojangles’ Restaurants, Inc.
(3)	Includes 346,472 shares of common stock issuable in respect of options that are exercisable within 60 days of November 14, 2016. Mr. Kussell has served as non-executive chairman of our board of directors since June 2016 and as a director since August 2011. Mr. Kussell served as a director of Bojangles’ Restaurants, Inc. from August 2011 to April 2015.
(4)	Tri-Arc Food Systems, Inc. is a franchisee who owns and operates 51 Bojangles’ restaurants as of November 13, 2016. Tommy L. Haddock, a member of our board of directors, is the president and director, and a major stockholder, of Tri-Arc Food Systems, Inc. and has voting and investment power over such shares of our common stock held by Tri-Arc Food Systems, Inc.

PLAN OF DISTRIBUTION

The selling stockholders may offer and sell, from time to time, some or all of the shares of common stock covered by this prospectus. Registration of the shares of common stock covered by this prospectus does not mean, however, that those shares necessarily will be offered or sold. We will not receive any proceeds from any sale by the selling stockholders of the securities. See “Use of Proceeds.” We will pay all costs, expenses and fees in connection with the registration of the shares of common stock, including fees of our counsel and accountants, fees payable to the SEC and fees of counsel to the selling stockholders. The selling stockholders will pay all underwriting discounts and commissions and similar selling expenses, if any, attributable to the sale of the shares of common stock covered by this prospectus.

The selling stockholders may sell the shares of common stock covered by this prospectus from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods, including the following:

•	in privately negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	in a block trade in which a broker-dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•	purchases of the shares of common stock by a broker-dealer as principal and resales of the shares of common stock by the broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker-dealer solicits purchasers.

At any time a particular offer of the shares of common stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

In connection with the sale of the shares of common stock covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of shares of common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriters, broker-dealers or agents participating in the distribution of the shares of common stock covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act. The selling stockholders may also be deemed to be underwriters, and any discounts and commissions any of them receive and any profit any of them realize on the sale of the common stock may be deemed to be underwriting commissions under the Securities Act.

The selling stockholders may enter into derivative transactions with third parties, or sell shares of common stock not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell shares of common stock covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use shares of common stock pledged by the selling stockholders or borrowed from the selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use shares of common stock received from the selling stockholders in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

We may authorize underwriters, dealers and agents to solicit from third parties offers to purchase shares of common stock under contracts providing for payment and delivery on future dates. The applicable prospectus supplement will describe the material terms of these contracts, including any conditions to the purchasers’ obligations, and will include any required information about commissions we may pay for soliciting these contracts.

Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us and the selling stockholders, to indemnification by us and the selling stockholders against certain liabilities, including liabilities under the Securities Act.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Certain underwriters, agents or dealers or their affiliates may have provided from time to time, and may provide in the future, investment, commercial banking, derivatives and financial advisory services to the Company, the selling stockholders and their respective affiliates in the ordinary course of business, for which they have received or may receive customary fees and commissions.

Some of the shares of common stock covered by this prospectus may be sold in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.

LEGAL MATTERS

The validity of the common stock offered hereby is being passed upon for us by our counsel, Pepper Hamilton LLP. Any underwriters will be represented by their own legal counsel.

EXPERTS

The financial statements as of December 27, 2015 and December 28, 2014 and for each of the three fiscal years in the period ended December 27, 2015 incorporated by reference in this prospectus and registration statement have been so included in reliance on the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, given on the authority of said firm as experts in auditing and accounting.

6,000,000 Shares

Bojangles’, Inc.

Common Stock

PROSPECTUS    SUPPLEMENT

BofA Merrill Lynch

Jefferies

Wells Fargo Securities

Barclays

Goldman, Sachs & Co.

Piper Jaffray

William Blair

KeyBanc Capital Markets

RBC Capital Markets

Cowen and Company

Fifth Third Securities

November 30, 2016